7/8

04035368

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Jupiter Telecommunications Co., Ltd.

*CURRENT ADDRESS 1-1-30 Shiba-Daimon
Shiba Minato-ku
Tokyo, Japan

**FORMER NAME

PROCESSED

**NEW ADDRESS

JUL 09 2004

THOMSON FINANCIAL

FILE NO. 82- 34800

FISCAL YEAR 12/31/03

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: hu

DAT : 8 July 2004

KPMG

82-34800

ARIS
12-31-03

Jupiter Telecommunications Co., Ltd. and Subsidiaries

Consolidated Annual Financial Statements

For the Years ended December 31, 2003, 2002 and 2001
(with Independent Auditors' Report Thereon)

AZSA & Co.
February 2004

KPMG

Independent Auditors' Report

To the Shareholders and the Board of Directors of
Jupiter Telecommunications Co., Ltd. and Subsidiaries:

We have audited the accompanying consolidated balance sheet of Jupiter Telecommunications Co., Ltd. (a Japanese corporation) and subsidiaries as of December 31, 2003, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jupiter Telecommunications Co., Ltd. and subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

KPMG

Tokyo, Japan
February 16, 2004

KPMG

AZSA & Co.
AZSA Center Building
1-2, Tsukudo-cho,
Shinjuku-ku, Tokyo 162-8551, Japan
Tel +81-3-3266-7500
Fax +81-3-3266-7600

Independent Auditors' Report

To the Shareholders and the Board of Directors of
Jupiter Telecommunications Co., Ltd. and Subsidiaries:

We have audited the accompanying consolidated balance sheet of Jupiter Telecommunications Co., Ltd. (a Japanese corporation) and subsidiaries as of December 31, 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jupiter Telecommunications Co., Ltd. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1(f) to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets", effective January 1, 2002.

Azsa & Co

Tokyo, Japan
February 16, 2004

JUPITER TELECOMMUNICATIONS CO., LTD.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(YEN IN THOUSANDS)

	December 31, 2002	December 31, 2003
Current assets:		
Cash and cash equivalents	¥ 7,546,758	¥ 7,785,978
Restricted cash (Note 6)	—	1,773,060
Accounts receivable, less allowance for doubtful accounts of ¥228,977 thousand in 2002 and ¥229,793 thousand in 2003	9,620,228	7,907,324
Prepaid expenses	1,945,297	1,596,150
Total current assets	19,112,283	19,062,512
Investments:		
Investments in affiliates (Notes 3 and 5)	2,210,132	2,794,533
Investments in other securities, at cost	2,881,560	2,891,973
	5,091,692	5,686,506
Property and equipment, at cost (Notes 5 and 7):		
Land	1,826,787	1,826,787
Distribution system and equipment	282,571,883	312,330,187
Support equipment and buildings	10,556,468	11,593,849
	294,955,138	325,750,823
Less accumulated depreciation	(54,419,102)	(81,523,580)
	240,536,036	244,227,243
Other assets:		
Goodwill, net (Notes 1, 2 and 4)	139,827,277	139,853,596
Other (Note 4)	10,193,763	13,047,229
	150,021,040	152,900,825
	¥414,761,051	¥421,877,086
Current liabilities:		
Long-term debt — current portion (Notes 6 and 12)	¥ 2,273,140	¥ 2,438,480
Capital lease obligations — current portion (Notes 5, 7 and 12):		
Related party	7,137,203	7,673,978
Other	2,080,614	1,800,456
Accounts payable	17,122,227	17,293,932
Accrued expenses and other liabilities	3,372,494	3,576,708
Total current liabilities	31,985,678	32,783,554
Long-term debt, less current portion (Notes 6 and 12)		
Related party	80,985,000	149,739,250
Other	172,064,785	72,092,465
Capital lease obligations, less current portion (Notes 5, 7 and 12):		
Related party	20,143,299	17,704,295
Other	5,992,046	3,951,900
Deferred revenue	41,177,111	41,635,426
Severance and retirement allowance (Note 9)	1,606,371	2,023,706
Redeemable preferred stock of consolidated subsidiary (Note 10)	—	500,000
Other liabilities	255,871	3,411,564
Total liabilities	354,210,161	323,842,160
Minority interest	816,865	1,266,287
Commitments and contingencies (Note 14)		
Shareholders' equity (Note 11):		
Ordinary shares no par value Authorized 15,000,000 shares; issued and outstanding 3,934,285.74 shares at December 31, 2002 and 4,684,535.74 shares at December 31, 2003	47,002,623	63,132,998
Additional paid-in capital	106,589,539	122,837,273
Accumulated deficit	(93,858,137)	(88,506,887)
Accumulated other comprehensive loss	—	(694,745)
Total shareholders' equity	59,734,025	96,768,639
	¥414,761,051	¥421,877,086

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

JUPITER TELECOMMUNICATIONS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (YEN IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	Year ended December 31,		
	2001	2002	2003
Revenue (Note 5):			
Subscription fees	¥ 58,747,280	¥ 97,144,356	¥123,214,958
Construction-related sales principally to related parties	2,775,477	3,484,288	2,888,046
Programming fees principally from related parties	2,232,317	1,429,511	2,032,162
Other	12,806,267	14,572,371	15,023,866
	76,561,341	116,630,526	143,159,032
Operating costs and expenses:			
Construction-related costs	2,477,323	3,308,512	2,651,713
Programming costs (Note 5)	11,016,894	14,006,564	16,728,930
Other operating costs (Note 5)	23,841,434	29,642,689	31,484,073
Selling, general and administrative (inclusive of stock compensation expense of ¥56,510 thousand in 2001, ¥61,902 thousand in 2002 and ¥120,214 thousand in 2003) (Notes 5 and 11)	32,328,794	43,275,899	42,681,303
Depreciation and amortization	30,645,211	30,079,753	36,410,894
	100,309,656	120,313,417	129,956,913
Operating income (loss)	(23,748,315)	(3,682,891)	13,202,119
Other income (expense):			
Interest expense, net:			
Related parties (Note 5)	(2,432,295)	(2,847,551)	(4,562,594)
Other	(889,133)	(1,335,400)	(3,360,674)
Other income, net	94,912	147,639	316,116
Income (loss) before income taxes and other items	(26,974,831)	(7,718,203)	5,594,967
Equity in earnings (losses) of affiliates (inclusive of stock compensation expense of ¥44,883 thousand in 2001, ¥2,156 thousand in 2002 and ¥(2,855) thousand in 2003) (Note 11)	(886,808)	235,792	414,756
Minority interest in net (income) losses of consolidated subsidiaries	897,842	196,498	(448,668)
Income (loss) before income taxes	(26,963,797)	(7,285,913)	5,561,055
Income taxes (Note 8)	—	(256,763)	(209,805)
Net income (loss)	¥(26,963,797)	¥ (7,542,676)	¥ 5,351,250
Per share data:			
Net income (loss) per share — basic and diluted	¥ (6,854)	¥ (1,917)	¥ 1,214
Weighted average number of ordinary shares outstanding — basic and diluted	3,934,286	3,934,286	4,407,046

The accompanying notes to consolidated financial statements are an integral part of these statements.

JUPITER TELECOMMUNICATIONS CO., LTD.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(YEN IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Ordinary Shares	Additional Paid-in Capital	Comprehensive Income (Loss)	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance at January 1, 2001	¥47,002,623	¥106,424,088		¥(59,351,664)	¥ —	¥ 94,075,047
Net loss	—	—	¥(26,963,797)	(26,963,797)	—	(26,963,797)
Other comprehensive income			—			
Comprehensive loss			¥(26,963,797)			
Stock compensation (Notes 1 and 11)	—	101,393		—	—	101,393
Balance at December 31, 2001	¥47,002,623	¥106,525,481		¥(86,315,461)	¥ —	¥ 67,212,643
Net loss	—	—	¥ (7,542,676)	(7,542,676)	—	(7,542,676)
Other comprehensive income			—			
Comprehensive loss			¥ (7,542,676)			
Stock compensation (Notes 1 and 11)	—	64,058		—	—	64,058
Balance at December 31, 2002	¥47,002,623	¥106,589,539		¥(93,858,137)	¥ —	¥ 59,734,025
Net income	—	—	¥ 5,351,250	5,351,250	—	5,351,250
Other comprehensive loss: Unrealized loss on cash flow hedge			(694,745)		(694,745)	(694,745)
Comprehensive income			¥ 4,656,505			
Stock compensation (Notes 1 and 11)	—	117,359		—	—	117,359
Ordinary shares issued upon conversion of long-term debt; 750,250 shares at ¥43,000 per share (Notes 1 and 6)	16,130,375	16,130,375		—	—	32,260,750
Balance at December 31, 2003	¥63,132,998	¥122,837,273		¥(88,506,887)	¥ (694,745)	¥ 96,768,639

The accompanying notes to consolidated financial statements are an integral part of these statements.

JUPITER TELECOMMUNICATIONS CO., LTD.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(YEN IN THOUSANDS)

	Year ended December 31,		
	2001	2002	2003
Cash flows from operating activities:			
Net income (loss)	¥ (26,963,797)	¥ (7,542,676)	¥ 5,351,250
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Gain on forgiveness of subsidiary debt	—	—	(400,000)
Depreciation and amortization	30,645,211	30,079,753	36,410,894
Equity in (earnings) losses of affiliates	886,808	(235,792)	(414,756)
Minority interest in net income (losses) of consolidated subsidiaries	(897,842)	(196,498)	448,668
Stock compensation expense	56,510	61,902	120,214
Provision for retirement allowance	105,150	412,692	417,335
Changes in operating assets and liabilities, excluding effects of business combinations:			
(Increase)/decrease in accounts receivable, net	(1,148,301)	1,368,081	1,712,904
(Increase)/decrease in prepaid expenses	(297,963)	553,192	349,147
Increase in other assets	(614,492)	(1,651,599)	(325,769)
Increase/(decrease) in accounts payable	(1,461,832)	(3,124,486)	171,705
Increase/(decrease) in accrued expenses and other liabilities	(210,574)	188,537	2,665,162
Increase in deferred revenue	3,219,019	2,768,512	458,315
Net cash provided by operating activities	3,317,897	22,681,618	46,965,069
Cash flows from investing activities:			
Capital expenditures	(48,385,735)	(48,108,176)	(32,478,389)
Acquisition of new subsidiaries, net of cash acquired	(6,503,363)	1,856,230	—
Investments in and advances to affiliates	(13,431,847)	(665,575)	(172,500)
Increase in restricted cash	—	—	(1,773,060)
Other investing activities	(2,540,561)	(815,319)	(102,456)
Net cash used in investing activities	(70,861,506)	(47,732,840)	(34,526,405)
Cash flows from financing activities:			
Net increase (decrease) in short-term loans from related party and others	76,919,649	36,984,965	(228,785,000)
Proceeds from long-term debt	4,155,000	2,620,000	239,078,000
Principal payments of long-term debt	(4,561,725)	(2,082,335)	(8,184,980)
Principal payments under capital lease obligations	(6,183,109)	(9,293,487)	(10,843,024)
Other financing activities	(687,994)	(738,854)	(3,464,440)
Net cash provided by (used in) financing activities	69,641,821	27,490,289	(12,199,444)
Net increase in cash and cash equivalents	2,098,212	2,439,067	239,220
Cash and cash equivalents at beginning of year	3,009,479	5,107,691	7,546,758
Cash and cash equivalents at end of year	¥ 5,107,691	¥ 7,546,758	¥ 7,785,978

The accompanying notes to consolidated financial statements are an integral part of these statements.

JUPITER TELECOMMUNICATIONS CO., LTD.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business, Basis of Financial Statements and Summary of Significant Accounting Policies

Business and Organization

Jupiter Telecommunications Co., Ltd. (the "Company") and its subsidiaries own and operate cable telecommunication systems throughout Japan and provide cable television services, telephony and high-speed Internet access services (collectively, broadband services). The telecommunications industry in Japan is highly regulated by the Ministry of Public Management, Home Affairs, Posts and Telecommunications ("MPHPT"). In general, franchise rights granted by the MPHPT to the Company's subsidiaries for operation of cable telecommunications systems in their respective localities are not exclusive. Currently, cable television services account for a majority of the Company and its subsidiaries' business as telephony and Internet services are still in their early stages. Telephony operations accounted for approximately 8%, 10% and 13% of total revenue for the years ended December 31, 2001, 2002 and 2003, respectively. Internet operations accounted for approximately 18%, 23% and 24% of total revenue for the years ended December 31, 2001, 2002 and 2003, respectively.

The Company's beneficial ownership at December 31, 2003 was as follows:

Liberty Media Corporation ("LMC")	45.2%
Sumitomo Corporation ("SC")	31.8%
Microsoft Corporation ("Microsoft")	19.4%
Mitsui & Co., Ltd.	1.7%
Matsushita Electric Industrial Co., Ltd.	1.7%
Other	0.2%

In March 2003, LMC acquired from SC and another shareholder, by means of a tender offer, an additional 8% equity interest in the Company for approximately ¥17 billion. Thereafter, LMC's beneficial ownership increased to approximately 44% and SC's ownership decreased to approximately 28%. In May 2003, LMC and SC increased their ownership in the Company by converting ¥32,260,750 thousand of their subordinated debt for 750,250 shares of the Company (see Note 6). LMC and SC each received 375,125 shares, increasing their ownership to approximately 45% and 32%, respectively.

The Company and its subsidiaries have historically relied on financing from its principle shareholders for their liquidity requirements. The Company anticipates that it may continue to rely on its principles shareholders for credit enhancement to meet future liquidity requirements (see Note 6).

Basis of Financial Statements

The Company and its subsidiaries maintain their books of account in conformity with financial accounting standards of Japan. The consolidated financial statements presented herein have been prepared in a manner and reflect certain adjustments which are necessary to conform them with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The major adjustments include those related to scope of consolidation, accounting for business combinations, accounting for leases, accounting for stock-based compensation, recognition of certain revenues, post-retirement benefits, depreciation and amortization and accruals for certain expenses.

Summary of Significant Accounting Policies

(a) Consolidation Policy

The accompanying consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries, which are primarily each a cable system operator ("SO"). All significant intercompany balances and transactions have been eliminated in consolidation. For the consolidated subsidiaries with negative equity position, the Company has recognized the entire amount of cumulative losses of such subsidiaries regardless of its ownership percentage.

(b) Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid debt instruments with an initial maturity of three months or less.

(c) Allowance for Doubtful Accounts

Allowance for doubtful accounts is computed based on historical bad debt experience and includes estimated uncollectible amounts based on analysis of certain individual accounts, including claims in bankruptcy.

(d) Investments

For those investments in affiliates in which the Company's voting interest is 20% to 50% and the Company has the ability to exercise significant influence over the affiliates' operation and financial policies, the equity method of accounting is used. Under this method, the investment originally recorded at cost is adjusted to recognize the Company's share of the net earnings or losses of its affiliates, including amortization of the excess of the Company's cost over its percentage interest in the net assets of each affiliate (see Note 1(f)). All significant intercompany profits from these affiliates have been eliminated.

Investments in other securities carried at cost represent non-marketable equity securities in which the Company's ownership is less than 20% and the Company does not have the ability to exercise significant influence over the entities' operation and financial policies.

The Company evaluates its investments in affiliates and non-marketable equity securities for impairment due to declines in value considered to be other than temporary. In performing its evaluations, the Company utilizes various information, as available, including cash flow projections, independent valuations and, as applicable, stock price analysis. In the event of a determination that a decline in value is other than temporary, a charge to earnings is recorded for the loss, and a new cost basis in the investment is established.

(e) Property and Equipment

Property and equipment, including construction materials, are carried at cost, which includes all direct costs and certain indirect costs associated with the construction of cable television transmission and distribution systems, and the costs of new subscriber installations. Depreciation is computed on a straight-line method using estimated useful lives ranging from 10 to 15 years for distribution systems and equipment and from 10 to 29 years for support equipment and buildings. Equipment under capital leases is stated at the present value of minimum lease payments. Equipment under capital leases is amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset, which ranges from 3 to 9 years.

Ordinary maintenance and repairs are charged to income as incurred. Major replacements and improvements are capitalized. When property and equipment are retired or otherwise disposed of, the cost and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in depreciation expense. The impact of such retirements and disposals resulted in additional depreciation expense of ¥1,560,939 thousand, ¥1,315,484 thousand and ¥2,041,347 thousand for the years ended December 31, 2001, 2002 and 2003, respectively.

During the first quarter of 2000, the Company and its subsidiaries approved a plan to upgrade substantially all of its 450 MHz distribution systems to 750 MHz during the years ending December 31, 2000 and 2001. The Company identified certain electronic components of their distribution systems that were replaced in connection with the upgrade and, accordingly, adjusted the remaining useful lives of such electronics in accordance with the upgrade schedule. The effect of such changes in the remaining useful lives resulted in additional depreciation expense of approximately ¥2,168 million and ¥484 million for the years ended December 31, 2001 and 2002, respectively. Additionally, after giving effect to the accelerated depreciation, the net loss per share increased by approximately ¥(551) per share, and ¥(123) per share for the years ended December 31, 2001 and 2002, respectively. Such upgrades had been substantially completed by December 31, 2002.

(f) Goodwill

Goodwill, which represents the difference between the cost of acquired cable television companies and amounts allocated to the estimated fair value of their net assets, was amortized on a straight-line basis over 20 years.

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounts Standard ("SFAS") No. 141, *Business Combinations*, which supercedes Accounting Principles Board Opinion No. 16. SFAS No. 141 requires all business combinations initiated after June 30, 2001 be accounted for under the purchase method of accounting. In addition, SFAS No. 141 establishes criteria for the recognition of intangible assets separately from goodwill. These requirements are effective for fiscal years beginning after December 15, 2001. The Company and its subsidiaries adopted SFAS No. 141 on July 1, 2001 and the adoption did not have a material effect on the consolidated results of operations, financial position or cash flows.

Also in July 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets*. Under SFAS No. 142, unamortized goodwill and certain other intangible assets are no longer subject to amortization over their useful lives, but are subject to annual assessments for impairment. Effective January 1, 2002, the Company adopted SFAS No. 142. As a result, amortization on the Company's goodwill and equity method goodwill has ceased and such amounts are measured annually for impairment. The Company had no impairment charges of unamortized goodwill on any of its reporting units as of the January 1, 2002 measurement date or for the years ended December 31, 2002 and 2003. The following is a reconciliation of the Company's net loss and net loss per share for the year ended December 31, 2001 had the provisions of SFAS No. 142 been applied effective January 1, 2001, (Yen in thousands, except per share amounts):

		2001
Net loss	¥	(26,963,797)
Add back: Goodwill amortization		7,154,560
Add back: Equity method goodwill amortization		203,116
Adjusted net loss	¥	(19,606,121)
Basic and diluted per share:		
Net loss per share	¥	(6,854)
Add back: Goodwill amortization		1,819
Add back: Equity method goodwill amortization		52
Adjusted net loss per share	¥	(4,983)

(g) *Long-Lived Assets*

The Company and its subsidiaries' long-lived assets, excluding goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the estimated fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. The standard requires that obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. The associated asset retirement cost are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company and its subsidiaries adopted on January 1, 2003 and the adoption did not have a material effect on its results of operations, financial position or cash flows.

(h) *Other Assets*

Other assets include certain development costs associated with internal-use software capitalized, including external costs of material and services, and payroll costs for employees devoting time to the software projects. These costs are amortized over a period not to exceed five years beginning when the asset is substantially ready for use. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

Other assets also include deferred financing costs, primarily legal fees and bank facility fees, incurred to negotiate and secure the facility (see Note 6). These costs are amortized to interest expense using the effective interest method over the term of the facility.

(i) Derivative Financial Instruments

The Company uses certain derivative financial instruments to manage its foreign currency and interest rate exposure. The Company may enter into forward contracts to reduce its exposure to short-term (generally no more than one year) movements in exchange rates applicable to firm funding commitments that are denominated in currencies other than the Japanese yen. The Company uses interest rate risk management derivative instruments, such as interest rate swap agreements, to manage interest costs to achieve an overall desired mix of fixed and variable rate debt. As a matter of policy, the Company does not enter into derivative contracts for trading or speculative purposes.

The Company accounts for its derivative instruments in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* and SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133.* SFAS No. 133, as amended, requires that all derivative instruments be reported on the balance sheet as either assets or liabilities measured at fair value. For derivative instruments designated and effective as fair value hedges, changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings. For derivative instruments designated as cash flow hedges, the effective portion of any hedge is reported in other comprehensive income until it is recognized in earnings in the same period in which the hedged item affects earnings. The ineffective portion of all hedges will be recognized in current earnings each period. Changes in fair value of derivative instruments that are not designated as a hedge will be recorded each period in current earnings.

The Company had several outstanding forward contracts with a commercial bank to hedge foreign currency exposures related to US dollar denominated equipment purchases and other firm commitments. As of December 31, 2001, 2002 and 2003, such forward contracts had an aggregate notional amount of ¥620,322 thousand, ¥1,553,053 thousand and ¥3,134,242 thousand, respectively, and are expiring on various dates through January 2005. The forward contracts have not been designated as hedges as they do not meet the effectiveness criteria specified by SFAS No. 133. However, management believes such forward contracts are closely related with the firm commitments designated in US dollar, thus managing associated currency risk. Forward contracts not designated as hedges are marked to market each period. Included in other income (expenses), net, in the accompanying consolidated statements of operations are gains (losses) for forward contracts not designated as hedges of ¥51,228 thousand, (¥11,589 thousand) and (¥65,195 thousand) for the years ended December 31, 2001, 2002 and 2003, respectively.

In May 2003, the Company entered into several interest rate swap agreements and an interest rate cap agreement to manage variable rate debt as required under the terms of its Facility Agreement (see Note 6). These interest rate exchange agreements effectively convert ¥60 billion of variable rate debt based on TIBOR into fixed rate debt and mature on June 30, 2009. These interest rate exchange agreements are considered cash flow hedging instruments as they are expected to effectively convert variable interest payments on certain debt instruments into fixed payments. Changes in fair value of these interest rate agreements designated as cash flow hedges are reported in accumulated other comprehensive loss. The amounts will be subsequently reclassified into interest expense as a yield adjustment in the same period in which the related interest on the variable rate debt affects earnings. The counterparties to the interest rate exchange agreements are banks participating in the Facility Agreement, therefore the Company does not anticipate nonperformance by any of them on the interest rate exchange agreements.

(j) Severance and Retirement Plans

The Company and its subsidiaries have unfunded noncontributory defined benefit severance and retirement plans which are accounted for in accordance with SFAS No. 87, *Employers' Accounting for Pensions*.

(k) Income Taxes

The Company and its subsidiaries account for income taxes under the provisions of SFAS No. 109, *Accounting for Income Taxes*. Under this method, deferred income taxes are recognized by the asset and liability method for estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the difference are expected to reverse. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rate is recognized in earnings in the period that includes the enactment date.

(l) Cable Television System Costs, Expenses and Revenues

The Company and its subsidiaries account for costs, expenses and revenues applicable to the construction and operation of cable television systems in accordance with SFAS No. 51, *Financial Reporting by Cable Television Companies*. Currently, there is no significant system that falls in a prematurity period as defined by SFAS No. 51. Other operating costs in the Company's consolidated statements of operations include, among other things, cable service related expenses, billing costs, technical and maintenance personnel and utility expenses related to the cable television network.

(m) Revenue Recognition

The Company and its subsidiaries recognize cable television, high-speed Internet access, telephony and programming revenues when such services are provided to subscribers. Revenues derived from other sources are recognized when services are provided, events occur or products are delivered. Initial subscriber installation revenues are recognized in the period in which the related services are provided to the extent of direct selling costs. Any remaining amount is deferred and recognized over the estimated average period that the subscribers are expected to remain connected to the cable television system. Historically, installation revenues have been less than related direct selling costs, therefore such revenues have been recognized as installations are completed.

The Company and its subsidiaries provide poor reception rebroadcasting services to noncable television viewers suffering from poor reception of television waves caused by artificial obstacles. The Company and its subsidiaries enter into agreements with parties that have built obstacles causing poor reception for construction and maintenance of cable facilities to provide such services to the affected viewers at no cost to them during the agreement period. Under these agreements, the Company and its subsidiaries receive up-front, lump-sum compensation payments for construction and maintenance. Revenues from these agreements have been deferred and are being recognized in income on a straight-line basis over the agreement periods which are generally 20 years. Such revenues are included in Revenue — Other in the accompanying consolidated statements of operations.

See Note 5 for a description of Revenue — Construction-related sales and Revenue — Programming fees in the accompanying consolidated statements of operations, which are primarily from affiliates.

(n) Advertising Expense

Advertising expense is charged to income as incurred. Advertising expense amounted to ¥2,256,997 thousand, ¥4,425,004 thousand and ¥3,921,229 thousand for the years ended December 31, 2001, 2002 and 2003, respectively, and are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

(o) Stock-Based Compensation

The Company and its subsidiaries account for stock-based compensation plans to employees using the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB No. 25") and FASB Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation — an Interpretation of APB No. 25.* ("FIN No. 44"). As such, compensation expense is measured on the date of grant only if the current fair value of the underlying stock exceeds the exercise price. The Company accounts for its stock-based compensation plans to nonemployees and employees of unconsolidated affiliated companies using the fair market value based method prescribed by SFAS No. 123, *Accounting for Stock-Based Compensation*, and Emerging Issues Task Force Issue 00-12, *Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee* ("EITF 00-12"). Under SFAS No. 123, the fair value of the stock based award is determined using the Black-Scholes option pricing method, which is remeasured each period end until a commitment date is reached, which is generally the vesting date. The fair value of the subscription rights and stock purchase warrants granted each year was calculated using the Black-Scholes option-pricing model with the following assumptions: no dividends, volatility of 40%, risk-free rate of 3.0% and an expected life of three years. Expense associated with stock-based compensation for certain management employees is amortized on an accelerated basis over the vesting period of the individual award consistent with the method described in FASB Interpretation No. 28, *Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.* Otherwise, compensation expense is generally amortized evenly over the vesting period. Compensation expense is recorded in operating costs and expenses for the Company's employees and nonemployees and in equity in income (losses) of affiliates for employees of affiliated companies in the accompanying consolidated statements of operations.

SFAS No. 123 allows companies to continue to apply the provisions of APB No. 25, where applicable, and provide pro forma disclosure for employee stock option grants as if the fair value based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB No. 25 for stock-based compensation plans to its employees and provide the pro forma disclosure required by SFAS No. 123. The following table illustrates the effect on net income (loss) and net income (loss) per share for the years ended December 31, 2001, 2002 and 2003, if the Company had applied the fair value recognition provisions of SFAS No. 123 (Yen in thousands):

	2001	2002	2003
Net income (loss), as reported	¥ (26,963,797)	¥ (7,542,676)	¥ 5,351,250
Add stock-based compensation expense included in reported net income (loss)	101,393	64,058	117,359
Deduct stock-based compensation expense determined under fair value based method for all awards	(1,158,360)	(574,304)	(571,531)
Pro forma net income (loss)	¥ (28,020,764)	¥ (8,052,922)	¥ 4,897,078
Basic and diluted per share data:			
Net income (loss) per share, as reported	(6,854)	(1,917)	1,214
Net income (loss) per share, pro forma	(7,122)	(2,047)	1,111

(p) Earnings Per Share

Earnings per share ("EPS") is presented in accordance with the provisions of SFAS No. 128, *Earnings Per Share.* Under SFAS No. 128, basic EPS excludes dilution for potential ordinary shares and is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Basic and diluted EPS are the same in 2001, 2002 and 2003, as all potential ordinary share equivalents, consisting of stock options, are anti-dilutive.

(q) Segments

The Company reports operating segment information in accordance with SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information.* SFAS No. 131 defined operating segments as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources to an individual segment and in assessing performance of the segment.

The Company has determined that each individual consolidated subsidiary and unconsolidated mangaged equity affiliate SO is an operating segment because each SO represents a legal entity and serves a separate geographic area. The Company has evaluated the criteria for aggregation of the operating segments under paragraph 17 of SFAS No. 131 and believes it meets each of its respective criteria. Accordingly, management has determined that the Company has one reportable segment, broadband services.

(r) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Significant judgments and estimates include capitalization of labor and overhead costs, derivative financial instruments, depreciation and amortization costs, impairments of property, plant and equipment and goodwill, income taxes and other contingencies. Actual results could differ from those estimates

(s) Reclassifications

Certain prior period amounts have been reclassified to conform to the current presentation.

(t) Recent Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.* In December 2003, the FASB issued a revision to FIN 46, or Revised Interpretation, to clarify some of the provisions of FIN 46. FIN 46 provides guidance on how to identify a variable interest entity, or VIE, and determine when the assets, liabilities, non-controlling interests, and results of operations of a VIE must be included in a company's consolidated financial statements. A company that holds variable interests in an entity is required to consolidate the entity if the company's interest in the VIE is such that the company will absorb a majority of the VIEs expected losses and/or receive a majority of the entity's expected residual returns, if any. VIEs created after January 31, 2003, but prior to January 1, 2004, may be accounted for either based on the original interpretation or the Revised Interpretations. However, the Revised Interpretations must be applied no later than the first quarter of fiscal year 2004. VIEs created after January 1, 2004 must be accounted for under the Revised Interpretations. There has been no material effect to the Company's consolidated financial statements from potential VIEs entered into after January 31, 2003 and there is not expected to be a material impact from the adoption of the deferred provisions in the first quarter of fiscal year 2004.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* SFAS No. 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. The adoption of this standard did not have a material effect on the Company's consolidated financial statements (see Note 10).

2. Acquisitions

The Company has acquired varying interests in cable television companies during the periods presented. The Company has used the purchase method of accounting for all such acquisitions and, accordingly, has allocated the purchase price based on the estimated fair value of the assets and liabilities of the acquired companies. The assets, liabilities and operations of such companies have been included in the accompanying consolidated financial statements since the dates of their respective acquisitions.

On January 1, 2001, the Company merged its 49.6% managed affiliate, J-COM Sakai, into its 99.8% consolidated SO, J-COM Broadband Kansai. The Company's new ownership in the combined SO is 89.8%. The Company accounted for the acquisition of J-COM Sakai equity interest as a step-acquisition, with the consideration given equal to the fair value of the decrease in equity interest in J-COM Kansai. The merged entity operates under the name J-COM Broadband Kansai.

In February 2001, the Company entered into an agreement to purchase a controlling interest in Yachiyo from certain of its shareholders. The total purchase price of such Yachiyo shares was ¥934,500 thousand and gave the Company a 58.4% interest. The purchase was completed in March 2001 and operates under the name J-Com Broadband Yachiyo.

The Company and certain minority shareholders entered into an agreement to merge the Company's 69.5% consolidated SO, J-COM Broadband Shonan, with the Company's 47.0% managed affiliate, J-COM Broadband CATY, and the Company's 20.0% non-managed investment, Fujisawa CATV. During March 2001, prior to the merger, the Company purchased additional shares from existing shareholders in each of J-COM Broadband Shonan, J-COM Broadband CATY and Fujisawa CATV for an aggregate ¥4,580,536 thousand. The acquisitions of J-COM CATY and Fujisawa CATV were treated as step-acquisitions. The Company merged these three franchises on April 1, 2001 and has an approximate 79% interest in the newly combined entity, which operates under the name J-COM Broadband Shonan.

In July 2001, the Company acquired a 67.31% interest in Izumi CATV Co., Ltd. for ¥455,000 thousand. The new entity operates under the name of J-COM Broadband Izumi.

In August 2001, the Company acquired a 59.1% equity interest in Super Network U for ¥2,006,250 thousand. The new entity operates under the name of J-COM Broadband Urayasu.

On September 30, 2001, the Company acquired additional equity interest in its 42.3% managed affiliate, J-COM Broadband Kobe-Ashiya. The Company purchased from selling shareholders of Cable Net Kobe Ashiya for ¥480,000 thousand to increase its equity ownership in J-COM Broadband Kobe-Ashiya to 52.6%.

In January 2002, the Company purchased additional shares of its affiliate J-COM Broadband Media Saitama during a capital call for ¥500,000 thousand and purchased shares from existing shareholders of its affiliate J-COM Broadband Urawa-Yono for ¥10,080 thousand. After the purchases, the Company's equity ownership increased to a 50.2% controlling interest in J-COM Broadband Media Saitama and a 50.10% controlling interest in J-COM Broadband Urawa-Yono. These transactions have been treated as step acquisitions. The results of operations for both J-COM Broadband Media Saitama and J-COM Broadband Urawa-Yono have been included as a consolidated entity from January 1, 2002.

In March 2002, the Company purchased additional shares in its affiliate, @Home Japan, from SC at a price per share of ¥55,000 or ¥527,670 thousand and all of the shares held by At Home Asia-Pacific for ¥1.4

billion. After the purchases, the Company has an 87.4% equity interest in @Home Japan. The purchases have been accounted for as a step-acquisition. The operations for @Home Japan have been included as a consolidated entity from April 1, 2002.

The aggregate purchase price of the business combinations during the year ended December 31, 2002 was allocated based upon fair values as follows (Yen in thousands):

	2002
Cash, receivables and other assets	¥ 7,039,726
Property and equipment	16,565,501
Goodwill	3,690,538
Debt and capital lease obligations	(15,881,589)
Other liabilities	(6,110,058)
	¥ 5,304,118

The impact to revenue, net loss and net loss per share for the years ended December 31, 2001 and 2002, considering pro forma adjustments, as if the 2002 transactions were completed as of the beginning of those fiscal years, is not significant.

3. Investments in Affiliates

The Company's affiliates are engaged primarily in the broadband services business in Japan. At December 31, 2003, the Company held investments in J-COM Broadband Shimonoseki (50.0%), J-COM Broadband Fukuoka (45.0%), Kansai Multimedia (25.8%), CATV Kobe (20.4%) and Green City Cable TV (20.0%).

The carrying value of investments in affiliates as of December 31, 2002 and 2003 includes ¥730,910 thousand of unamortized excess cost of investments over the Company's equity in the net assets of the affiliates. All significant intercompany profits from these affiliates have been eliminated according to the equity method of accounting.

The carrying value of investments in affiliates as of December 31, 2002 and 2003, includes ¥1,795,000 thousand and ¥2,019,000 thousand respectively, of short-term loans the Company made to certain managed affiliates. The interest rate on these loans was 1.32% and 3.23% as of December 31, 2002 and 2003, respectively.

Condensed financial information of the Company's unconsolidated affiliates at December 31, 2002 and 2003 and for each of the three years ended December 31, 2003 are as follows (Yen in thousands):

	2002	2003
Combined Financial Position:		
Property and equipment, net	¥ 28,929,850	¥ 29,696,602
Other assets, net	6,873,681	6,201,251
Total assets	¥ 35,803,531	¥ 35,897,853
Debt	¥ 17,728,565	¥ 17,998,825
Other liabilities	17,178,202	16,030,950
Shareholders' equity	896,764	1,868,078
Total liabilities and equity	¥ 35,803,531	¥ 35,897,853

	2001	2002	2003
Combined Operations:			
Total revenue	¥ 28,331,978	¥ 18,218,205	¥ 19,776,603
Operating, selling, general and administrative expenses	(23,464,975)	(13,001,409)	(13,430,881)
Depreciation and amortization	(5,167,140)	(3,180,977)	(3,682,641)
Operating income (loss)	(300,137)	2,035,819	2,663,081
Interest expense, net	(563,768)	(410,278)	(478,609)
Other expense, net	(393,238)	(558,636)	(1,013,158)
Net income (loss)	¥ (1,257,143)	¥ 1,066,905	¥ 1,171,314

4. Goodwill and Other Assets

The changes in the carrying amount of goodwill, net, for the years ended December 31, 2002 and 2003, consisted of the following (Yen in thousands):

	2002	2003
Goodwill, net, beginning of year	¥ 135,972,584	¥ 139,827,277
Goodwill acquired during the year	3,854,693	26,319
Goodwill, net, end of year	¥ 139,827,277	¥ 139,853,596

Other assets, excluding goodwill, at December 31, 2002 and 2003, consisted of the following (Yen in thousands):

	2002	2003
Lease and other deposits	¥ 3,933,469	¥ 4,295,947
Deferred financing costs	1,426,847	3,763,785
Capitalized computer software, net	2,632,155	3,022,557
Long-term loans receivable, net	520,173	300,380
Other	1,681,119	1,664,560
Total other assets	¥10,193,763	¥13,047,229

5. Related Party Transactions

The Company purchases cable system materials and supplies from third-party suppliers and resells them to its subsidiaries and affiliates. Construction-related sales in the accompanying consolidated statements of operations represent revenues from unconsolidated affiliates for such sales.

The Company provides programming services to its subsidiaries and affiliates. Programming fees in the accompanying consolidated statements of operations represent revenues from unconsolidated affiliates for such services provided and the related products sold.

The Company provides management services to its subsidiaries and managed affiliates. Fees for such services related to managed affiliates amounted to ¥670,185 thousand, ¥390,434 thousand and ¥468,219 thousand for the years ended December 31, 2001, 2002 and 2003, respectively, and are included in revenue — other in the accompanying consolidated statements of operations.

In July 2002, the Company began providing management services to Chofu Cable Inc. ("Chofu"), an affiliated company that is 92% jointly owned by LMC, Microsoft and SC. Fees for such services amounted to ¥29,590 thousand and ¥107,607 thousand for the years ended December 31, 2002 and 2003, respectively, and are included in revenue — other in the accompanying consolidated statements of operations.

The Company purchases certain cable television programs from Jupiter Programming Co., Ltd. ("JPC"), an affiliated company jointly owned by SC and a wholly owned subsidiary of LMC. Such purchases, including purchases from JPC's affiliates, amounted to ¥2,220,856 thousand, ¥2,879,616 thousand and ¥3,155,139 thousand for the years ended December 31, 2001, 2002 and 2003, respectively, and are included in programming costs in the accompanying consolidated statements of operations. Additionally, the Company receives a distribution fee to carry the Shop Channel, a majority owned subsidiary of JPC, for the greater of a fixed rate per subscriber or a percentage of revenue generated through sales in the Company's territory. Such fees amounted to ¥343,667 thousand, ¥614,224 thousand and ¥939,438 thousand for the years ended December 31, 2001, 2002 and 2003, respectively, and are included as revenue in programming fees in the accompanying consolidated statements of operations.

The Company purchased stock of affiliated companies from SC in the amounts of ¥555,000 thousand and ¥1,112,750 thousand in the years ended December 31, 2001 and 2002, respectively.

AJCC K.K. ("AJCC") is a subsidiary of SC and its primary business is the sale of home terminals and related goods to cable television companies. Sumisho Lease Co., Ltd. and Sumisho Auto Leasing Co., Ltd. (collectively "Sumisho leasing") are also subsidiaries of SC and provide to the Company various office equipment and vehicles. The Company and its subsidiaries' purchases of such goods, primarily as capital leases, from both AJCC and Sumisho leasing, amounted to ¥10,421,213 thousand, ¥10,074,639 thousand and ¥6,087,645 thousand for the years ended December 31, 2001, 2002 and 2003, respectively.

The Company pays a monthly fee to its affiliates, @Home Japan and Kansai Multimedia Services ("Kansai Multimedia"), based on an agreed upon percentage of subscription revenue collected by the Company from its customers for the @Home Japan and Kansai Multimedia services. Payments made to @Home Japan under these arrangements, prior to it becoming a consolidated subsidiary, amounted to ¥3,839,973 thousand and ¥1,585,691 thousand for the years ended December 31, 2001 and 2002, respectively. Payments made to Kansai Multimedia under these arrangements amounted to ¥1,938,716 thousand, ¥2,882,494 thousand and ¥3,226,764 thousand for the years ended December 31, 2001, 2002 and 2003, respectively. Such payments are included in other operating costs in the accompanying consolidated statements of operations. In March 2002, @Home Japan became a consolidated subsidiary of the Company (see Note 2). Therefore, since April 1, 2002, through @Home Japan, the Company receives the monthly fee from its unconsolidated affiliates. Such service fees amounted to ¥480,356 thousand and ¥1,071,891 thousand for the years ended December 31, 2002 and 2003, respectively, and are included in revenue-subscription fees in the accompanying consolidated statements of operations.

The Company has management service agreements with SC and LMC under which officers and management level employees are seconded from SC and LMC to the Company, whose services are charged as service fees to the Company based on their payroll costs. The service fees paid to SC amounted to ¥473,474 thousand, ¥571,319 thousand and ¥706,303 thousand for the years ended December 31, 2001, 2002 and 2003, respectively. The service fees paid to LMC amounted to ¥620,285 thousand, ¥761,009 thousand and ¥714,986 thousand for the years ended December 31, 2001, 2002 and 2003, respectively. These amounts are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Sumitomo Shoji Financial Management Co., Ltd. ("SFM") is a wholly owned subsidiary of SC and its primary business is to provide financing and accounting services to subsidiaries and affiliated companies of SC. The Company had short-term borrowings from SFM in the amounts of ¥34,722,000 thousand at December 31, 2002. Additionally, the Company had short-term borrowings from LMC and Microsoft of ¥39,650,000 thousand and ¥6,613,000 thousand, respectively, at December 31, 2002. Such loans were refinanced under the ¥140 billion bank syndicated facility. As a result, SC, LMC and Microsoft have long-term subordinated loans of ¥52,894,625 thousand, ¥52,894,625 thousand and ¥43,950,000 thousand, respectively, at December 31, 2003. See Note 6.

The Company pays a fee on debt guaranteed by SC, LMC and Microsoft. The guarantee fees incurred were ¥413,102 thousand to SC, ¥361,627 thousand to LMC and ¥285,042 thousand to Microsoft for the year ended December 31, 2002. The guarantee fees incurred were ¥84,224 thousand to SC, ¥73,470 thousand to LMC and ¥51,890 thousand to Microsoft for the year ended December 31, 2003. Such fees are included in interest expense, net-related parties in the accompanying consolidated statements of operations.

6. Long-term Debt

A summary of long-term debt as of December 31, 2002 and 2003 is as follows (Yen in thousands):

	2002	2003
Facility Agreement term loans, due fiscal 2005 — 2009	¥ —	¥ 53,000,000
8yr Shareholder Subordinated loans, due fiscal 2011	—	117,739,250
8yr Shareholder Tranche B Subordinated loans, due fiscal 2011	—	32,000,000
0% unsecured loans from Development Bank of Japan, due fiscal 2004 — 2018	15,435,100	12,223,720
Unsecured loans from Development Bank of Japan, due fiscal 2004 — 2018, interest from 0.65% to 6.8%	3,614,000	3,895,400
0% secured loans from Development Bank of Japan, due fiscal 2004 — 2016	3,572,615	5,354,735
Unsecured loans from commercial banks, due fiscal 2003 — 2016, interest at 1.0%	3,744,200	—
Secured loans from Development Bank of Japan, due fiscal 2003 — 2004, interest at 5.3%	108,000	—
0% unsecured loans from others, due fiscal 2012	64,010	57,090
Total	26,537,925	224,270,195
Less: current portion	(2,273,140)	(2,438,480)
Long-term debt, less current portion	¥ 24,264,785	¥221,831,715

Short-term Loans

Prior to 2003 refinancing, the Company had short-term bridge loan facilities and existing shareholder short-term loans that were subsequently repaid and replaced with the facility and new shareholder loans described under 2003 Refinancing below. As permitted by SFAS No. 6, *Classification of Short-Term Obligations Expected to be Refinanced*, the short-term borrowings as of December 31, 2002 have been reclassified as long-term debt on the face of the consolidated balance sheets. A summary of short-term loans at December 31, 2002 is as follows (Yen in thousands):

	2002
Short-term loans from related party	¥ 80,985,000
Short-term loans from Banks	147,800,000
	¥ 228,785,000

Short-term loans from related party include borrowings from SFM, LMC and Microsoft as described in Note 5. The SFM borrowings represent the Company's borrowings on the lines of credit provided by SFM to the Company. The interest rates on the Company's short-term borrowings from related party were ranging from 0.63% to 1.23% at December 31, 2002.

Short-term loans from Banks represent the Company and its subsidiaries' borrowings from commercial banks. The interest rates on the borrowings from Banks were ranging from 0.62% to 1.32% at December 31, 2002.

2003 Refinancing

On January 31, 2003, the Company entered into a ¥140 billion bank syndicated facility for certain of its managed subsidiaries and affiliates ("Facility Agreement"). In connection with the Facility Agreement, on February 6, 2003, the Company entered into 8 year subordinated loans with each of SC, LMC and Microsoft ("Principal Shareholders"), which initially aggregated ¥69,025 million from SC, ¥69,025 million from LMC and ¥43,950 million from Microsoft ("Shareholder Subordinated Loans"). See Note 5 for Shareholder Subordinated Loans outstanding by Principal Shareholders as of December 31, 2003. On February 12, 2003, ¥53 billion was drawn down on the Facility Agreement and remains outstanding at December 31, 2003. With the financing in February 2003, all of the Company's previous short-term borrowings were repaid and replaced.

The Facility Agreement was initially for the financing of Jupiter, fifteen of its consolidated managed affiliates and one managed affiliate, which is accounted for under the equity method of accounting ("Jupiter Combined Group"). The financing will be used for permitted general corporate purposes, capital expenditures, financing costs and limited purchase of minority shares and capital calls of the affiliates in the Jupiter Combined Group. As further described below, one additional consolidated subsidiary became party to the Facility Agreement in 2003. Currently, one other consolidated subsidiary and one managed equity method affiliate are not party to the Facility Agreement and will continue to rely on capital contributions and financing from shareholders for their liquidity requirements.

The Facility Agreement provides for term loans of up to ¥120 billion and a revolving loan facility up to ¥20 billion. ¥32 billion of the total term loan portion of the Facility Agreement was considered provided by the shareholders under the Tranche B Subordinated Loans discussed below. Therefore, the remaining ¥88 billion of term loan is available for drawn down until September 2004 at which time no additional term loans will be available to the Jupiter Combined Group. As noted in the table above, ¥53 billion of term loans have been borrowed as of December 31, 2003 resulting in additional term loan borrowing availability of ¥35 billion at December 31, 2003. The revolving loan facility available for draw down is ¥20 billion until June 30, 2007; ¥17.5 billon from July 1, 2007 to June 30, 2008; and reducing to ¥15 billion from July 1, 2008 through June 30, 2009. Upon request for draw down, the Company designates an interest period of one, two or three months for that revolving loan. Repayments of outstanding revolving loans are due at the end of its respective interest period. The Company has the ability to rollover outstanding revolving loans. All revolving loans outstanding on the final maturity date shall be repaid in full on that date. As of December 31, 2003, there were no outstanding borrowings under the revolving loan facility. Therefore, at December 31, 2003, a total of ¥55 billion was available for draw down under the Facility Agreement.

Final maturity of the Facility Agreement is June 30, 2009. Loan repayment starts on September 30, 2005 based on a defined rate reduction each year thereafter. As a percentage of the term loans outstanding at September 30, 2004, 8.34% to be repaid in the year ended December 31, 2005; 16.68% in 2006; 25.00% in 2007; 33.32% in 2008; and the final 16.66% by June 30, 2009. Additionally, the Facility Agreement has requirements to make mandatory prepayments under specific circumstances and formulas regarding third party contributions; group free cash flow, as defined in the Facility Agreement; asset sales; insurance proceeds; and hedging agreement termination payments. Such mandatory prepayments will be funded from excess cash flow as defined in the Facility Agreement, which requires a portion of excess cash flow to be deposited into an account for future mandatory prepayments. Such deposits are designated as restricted cash on the face of the consolidated balance sheet.

Interest is based on TIBOR, as defined in the Facility Agreement, plus a reducing margin based upon a leverage ratio of Total Debt to EBITDA as such terms are defined in the Facility Agreement. When such leverage ratio is more than 7.00:1.00, the margin is 2.75%; more than 5.00:1.00 but less than or equal to 7.00:1.00, the margin is 2.25%; more than 3.00:1.00 but less than or equal to 5.00:1.00, the margin is 1.75%; and less than or equal to 3.00:1.00, the margin is 1.50%. As of December 31, 2003 the interest rate was 2.83%. The Facility Agreement requires the Jupiter Combined Group to comply with various financial and other covenants, including the maintenance of certain operating and financial ratios. These include EBITDA and subscriber targets during the term loan availability period. Ongoing financial covenants consist of leverage ratios Total Debt to EBITDA and Senior Debt to EBITDA, as such terms are defined in the Facility Agreement, maximum capital expenditures in a period, minimum interest coverage ratios and minimum debt service coverage ratios. In addition, the Facility Agreement contains substantial limitations on, or prohibitions of, distributions, additional indebtedness, liens, asset sales and certain other items for the Jupiter Combined Group. A quarterly commitment fee of 0.75% per annum is payable on the unused available term loans and revolving facility during their respective availability periods. In the case of the revolving facility, such commitment fee will be reduced to 0.50% per annum after the end of the term loans availability period if at least two-thirds of the revolving facility is utilized. Additionally, the Facility Agreement requires the Company to maintain interest rate hedge agreements, on at least 50% of the outstanding amounts under the term loans (see Note 1).

The Shareholder Subordinated Loans, which are subordinated to the Facility Agreement, consist of 8 year subordinated loans initially aggregating ¥150 billion ("Subordinated Loans") and 8 year tranche B subordinated loans aggregating ¥32 billion ("Tranche B Subordinated Loans"). These Shareholder Subordinated Loans contain a bullet repayment of principal and accrued interest at maturity, which is February 6, 2011; conversion at fair value under Japanese Commercial Code into the Company's common shares up to the amounts of loans; and allows for the Principal Shareholders to sell, assign or transfer the Shareholder Subordinated Loans as permitted under the Facility Agreement. The Subordinated Loans effectively bear interest at 2.00% plus TIBOR, as defined in the Facility Agreement, per annum, restricted to a maximum of 5.00% per annum. As of December 31, 2003 the interest rate was 2.08%. In addition, restrictions are contained in the Subordinated Loans on when cash interest can be paid. Cash interest on the Subordinate Loans can only be paid from Company proceeds derived by i) Principal Shareholder contributions, as defined in the Facility Agreement; or ii) up to 85% of aggregated third party contributions; or iii) excess cash flow as defined in the Facility Agreement, if certain leverage ratios are maintained. The Tranche B Subordinated Loans bear interest at the same rate as the Facility Agreement debt as described in the preceding paragraph. The Tranche B Subordinated Loans do not have the restriction on the payment of interest as with the Subordinated Loans. There are no covenants or performance requirements for the Company on these Shareholder Subordinated Loans.

Upon occurrence of specified events, the Principal Shareholders have agreed to pledge their respective share ownership in the Company. The specified events include events of default; acceleration of loan repayments; change of control; and the failure to maintain financial ratios as defined in the Facility Agreement. These conditions requiring the pledge of common stock are in place until the earlier of i) a public offering where at least 15% of the issued and outstanding common stock of the Company is sold, or the net proceeds are at least ¥40 billion, or ii) the specified leverage ratio as defined in the Facility Agreement is 3.00:1.00 or lower. However, the Facility Agreement allows for the disposition of shares by Principal Shareholders provided it will not result in a change of control. Additionally, the Principal Shareholders have an agreement to provide up to an additional ¥40 billion maximum of contingent support to the Company. The contingent support is triggered by a shortfall to an approved business plan EBITDA, as defined in the Facility Agreement, and only if the revolving loan facility is fully drawn or is not otherwise available for drawing. The required support is the amount of the shortfall to the approved business plan EBITDA, unless there is an acceleration of the Facility Agreement, which would require the maximum amount to be funded. The required funding may take the form of additional subordinated loans or additional equity in the Company. If certain criteria are met, the maximum ¥40 billion is reduced to ¥20 billion by either December 31, 2003 or January 31, 2004 and to zero by September 30, 2004.

In May 2003, LMC and SC increased their ownership in the Company by converting ¥32,260,750 thousand of the Subordinated Loans for 750,250 shares of the Company. LMC and SC each converted ¥16,130,375 thousand of their respective Subordinated Loans to the Company and each received 375,125 shares of the Company, increasing their ownership to approximately 45% and 32%, respectively.

In December 2003, a consolidated subsidiary of the Company became party to the Facility Agreement and, therefore, a consolidated managed affiliate of the Jupiter Combined Group. Immediately prior to this transaction, the consolidated subsidiary had outstanding ¥3,686,090 thousand to third-party creditors. In connection with this transaction, a third-party debt holder forgave ¥400,000 thousand of debt owed to it. As a result, the Company recorded a gain of ¥400,000 thousand in other non-operating income in the accompanying consolidated statement of operations for the year ended December 31, 2003. Additionally, the third-party debt holder was issued ¥500,000 thousand of preferred stock of the consolidated subsidiary in exchange for ¥500,000 thousand of debt owed to it (see Note 10). The remaining ¥2,686,090 thousand of third-party debt was repaid from proceeds of the Facility Agreement.

Development Bank of Japan Loans

The loans represent institutional loans from the Development Bank of Japan, which have been made available to telecommunication companies operating in specific local areas designated as "Teletopia" by the MPHPT to facilitate development of local telecommunication network. Requirements to qualify for such financing include use of optical fiber cables, equity participation by local/municipal government and guarantee by third parties, among other things. These loans are obtained by the Company's subsidiaries and are primarily guaranteed , directly or indirectly, by SC, LMC and Microsoft.

Property and equipment with a book value of ¥9,564,553 thousand at December 31, 2003 were pledged to secure certain loans from the Development Bank of Japan.

The aggregate annual maturities of long-term debt outstanding at December 31, 2003 are as follows (Yen in thousands):

Year ending December 31,	
2004	¥ 2,438,480
2005	7,076,780
2006	11,449,920
2007	15,662,820
2008	19,835,370
Thereafter	167,806,825
	¥224,270,195

7. Leases

The Company and its subsidiaries are obligated under various capital leases, primarily for home terminals, and other noncancelable operating leases, which expire at various dates during the next seven years. See Note 5 for further discussion of capital leases from subsidiaries of SC.

At December 31, 2002 and 2003, the amount of equipment and related accumulated depreciation recorded under capital leases were as follows (Yen in thousands):

	2002	2003
Distribution system and equipment	¥ 44,176,577	¥ 45,170,512
Support equipment and buildings	6,366,743	6,656,913
Less: accumulated depreciation	(16,596,352)	(22,111,664)
Other assets, at cost, net of depreciation	310,296	292,511
	¥ 34,257,264	¥ 30,008,272

Depreciation of assets under capital leases is included in depreciation and amortization in the accompanying consolidated statements of operations.

Future minimum lease payments under capital leases and noncancelable operating leases as of December 31, 2003 are as follows (Yen in thousands):

Year ending December 31,	Capital Leases	Operating Leases
2004	¥10,504,908	¥ 816,123
2005	8,610,836	732,994
2006	6,345,070	611,031
2007	3,912,775	478,744
2008	2,040,360	379,443
More than five years	2,332,502	982,694
Total minimum lease payments	33,746,451	¥ 4,001,029
Less: amount representing interest (rates ranging from 1.10% to 6.84%)	(2,615,822)	
Present value of net minimum payments	31,130,629	
Less: current portion	(9,474,434)	
Noncurrent portion	¥21,656,195	

The Company and its subsidiaries occupy certain offices under cancelable lease arrangements. Rental expenses for such leases for the years ended December 31, 2001, 2002 and 2003, totaled ¥3,185,780 thousand, ¥4,115,628 thousand and ¥4,134,249 thousand, respectively, and were included in selling, general and administrative expenses in the accompanying consolidated statements of operations. Also, the Company and its subsidiaries occupy certain transmission facilities and use poles and other equipment under cancelable lease arrangements. Rental expenses for such leases for the years ended December 31, 2001, 2002 and 2003, totaled ¥5,314,676 thousand, ¥7,323,538 thousand and ¥8,542,845 thousand, respectively, and are included in operating costs and expenses in the accompanying consolidated statements of operations.

8. Income Taxes

The Company and its subsidiaries are subject to Japanese National Corporate tax of 30%, an Inhabitant tax of 6% and a deductible Enterprise tax of 10%, which in aggregate result in a statutory tax rate of 42%. On March 24, 2003, the Japanese Diet approved the Amendments to Local Tax Law, reducing the Enterprise tax from 10.08% to 7.2%. The amendments to the tax rates will be effective for fiscal years beginning on or after April 1, 2004. Consequently, the statutory income tax rate will be lowered to approximately 40% for deferred tax assets and liabilities expected to be settled or realized on or after January 1, 2005.

All pretax income/loss and related tax expense/benefit are derived solely from Japanese operations.

The effective rates of income tax (benefit) expense relating to losses (income) incurred differs from the rate that would result from applying the normal statutory tax rates for the years ended December 31, 2001, 2002 and 2003 is as follows:

	2001	2002	2003
Normal effective statutory tax rate	(42.0)%	(42.0)%	42.0%
Adjustment to deferred tax assets and liabilities for enacted changes in tax laws and rates	—	—	0.0
Tax benefit from utilization of previously unrecognized operating loss carryforwards	—	—	(44.6)
Increase in valuation allowance	42.0	42.0	3.4
Other	0.0	3.5	3.0
Effective tax rate	0.0%	3.5%	3.8%

The effects of temporary differences and carryforwards that give rise to deferred tax assets and liabilities at December 31, 2002 and 2003 are as follows (Yen in thousands):

	2002	2003
Deferred tax assets:		
Operating loss carryforwards	¥ 35,924,308	¥ 29,921,448
Deferred revenue	14,544,426	14,165,581
Lease obligation	14,848,328	12,452,252
Retirement and other allowances	3,007,010	1,390,741
Investment in affiliates	986,010	794,896
Accrued expenses and other	2,570,387	2,485,228
Total gross deferred tax assets	71,880,469	61,210,146
Less: valuation allowance	(52,389,248)	(45,846,086)
Deferred tax assets	19,491,221	15,364,060
Deferred tax liabilities:		
Property and equipment	15,129,743	12,680,631
Tax deductible goodwill	3,353,874	633,155
Other	1,007,604	2,050,274
Total gross deferred tax liabilities	19,491,221	15,364,060
Net deferred tax assets	¥ —	¥ —

The net changes in the total valuation allowance for the years ended December 31, 2001, 2002 and 2003 were an increase of ¥18,569,046 thousand, and decreases of ¥8,985,905 thousand and ¥6,543,162 thousand, respectively.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the net deferred tax assets at December 31, 2002 and 2003 are fully offset by a valuation allowance.

The amount of valuation allowance at December 31, 2003 that was recorded during a business combination and will be released to goodwill if it is reversed or if the deferred tax asset is realized is approximately ¥12,000 million.

At December 31, 2003, the Company and its subsidiaries had net operating loss carryforwards for income tax purposes of ¥74,026,967 thousand which were available to offset future taxable income. Net operating loss carryforwards, if not utilized, will expire in each of the next five years as follows (Yen in thousands):

Year ending December 31,	
2004	¥15,532,960
2005	20,584,382
2006	21,464,696
2007	10,923,194
2008	5,521,735
	¥74,026,967

9. Severance and Retirement Plans

Under unfunded severance and retirement plans, substantially all full-time employees terminating their employment after the three year vesting period are entitled, under most circumstances, to lump-sum severance payments determined by reference to their rate of pay at the time of termination, years of service and certain other factors. No assumptions are made for future compensation levels as the plans have flat-benefit formulas. As a result, the accumulated benefit obligation and projected benefit obligation are the same.

Net periodic cost of the Company and its subsidiaries' plans accounted for in accordance with SFAS No. 87 for the years ended December 31, 2001, 2002 and 2003, included the following components (Yen in thousands):

	2001	2002	2003
Service cost — benefits earned during the year	¥266,526	¥205,094	¥257,230
Interest cost on projected benefit obligation	38,346	35,074	40,159
Recognized actuarial loss	45,074	232,507	158,371
Net periodic cost	¥349,946	¥472,675	¥455,760

The reconciliation of beginning and ending balances of the benefit obligations of the Company and its subsidiaries' plans accounted for in accordance with SFAS No. 87 are as follows (Yen in thousands):

	2002	2003
Change in benefit obligation:		
Benefit obligation, beginning of year	¥1,169,139	¥1,606,371
Service cost	205,094	257,230
Interest cost	35,074	40,159
Acquisitions (Note 2)	24,540	—
Actuarial loss	207,967	158,371
Benefits paid	(35,443)	(56,120)
Benefit obligation, end of year	¥1,606,371	¥2,006,011

The weighted-average discount rate used in determining costs of the Company and its subsidiaries' plans was 3.00%, 2.50% and 2.00% for the years ended December 31, 2001, 2002 and 2003, respectively.

In addition, employees of the Company and certain of its subsidiaries participate in a multiemployer defined benefit plan. The Company contributions to this plan amounted to ¥246,146 thousand, ¥324,521 thousand, and ¥342,521 thousand for the years ended December 31, 2001, 2002 and 2003, respectively, and are included in provision for retirement allowance in selling, general and administrative expenses in the accompanying consolidated statements of operations.

10. Redeemable Preferred Stock

On December 29, 2003, in connection with being included as a party to the Facility Agreement (see Note 6), a consolidated subsidiary of the Company issued ¥500,000 thousand of preferred stock in exchange for debt owed to a third party holder. All or a part of the preferred stock can be redeemed after 2010, up to a half of the preceding year's net income, at the holder's demand. The holders of the preferred stock have a priority to receive dividends, however, the amount of such dividends will be decided by the subsidiary's board of directors and such dividend will not exceed ¥1,000 per preferred stock for any fiscal year and will not accumulate.

11. Shareholders' Equity

Dividends

Under the Japanese Commercial Code (the "Code"), the amount available for dividends is based on retained earnings as recorded on the books of the Company maintained in conformity with financial accounting standards of Japan. Certain adjustments not recorded on the Company's books are reflected in the consolidated financial statements for reasons described in Note 1. At December 31, 2003, the accumulated deficit recorded on the Company's books of account was ¥14,454,577 thousand. Therefore, no dividends may be paid at the present time.

The Code provides that an amount equivalent to at least 10% of cash dividends paid and other cash outlays resulting from appropriation of retained earnings be appropriated to a legal reserve until such reserve and the additional paid-in capital equal 25% of the issued capital. The Code also provides that neither additional paid-in capital nor the legal reserve are to be used for cash dividends, but may be either (i) used to reduce a capital deficit, by resolution of the shareholders; (ii) capitalized, by resolution of the Board of Directors; or (iii) used for purposes other than those provided in (i) and (ii), such as refund made to shareholders or acquisition of treasury stocks, but only up to an amount equal to the additional paid-in capital and the legal reserve less 25% of the issued capital, by resolution of the shareholders. The Code provides that at least one-half of the issue price of new shares be included in capital.

Stock-Based Compensation Plans

The Company maintains subscription-rights option plans and stock purchase warrant plans for certain directors, corporate auditors and employees of the Company's consolidated managed franchises and to directors, corporate auditors and employees of the Company's unconsolidated managed franchises and other nonemployees (collectively the "Jupiter Option Plans"). The Company's board of directors and shareholders approve the grant of the Company's ordinary shares at an initial exercise price of ¥92,000 per share. The exercise price is subject to adjustment upon an effective initial public offering ("IPO") to the lower of ¥92,000 per share or the IPO offering price.

Under Jupiter Option Plans, the number of ordinary shares issuable will be adjusted for stock splits, reverse stock splits and certain other recapitalizations and the subscription rights will not be exercisable until the Company's ordinary shares are registered with the Japan Securities Dealers Association or listed on a stock exchange. Nonmanagement employees will, unless the grant agreement provides otherwise, vest in two years from date of grant. Management employees will, unless the grant agreement provides otherwise, vest in four equal installments from date of grant. Jupiter Options generally expire 10 years from date of grant, currently ranging from August 23, 2010 to August 23, 2012.

The Company has accounted for awards granted to the Company and its consolidated managed franchises' directors, corporate auditors and employees under APB No. 25 and FIN No. 44. Based on using the Company's estimated fair value per ordinary share, there was no intrinsic value at the date of grant under the Jupiter Option Plans. As the exercise price at the date of grant is uncertain, the Jupiter Option Plans are considered variable awards. Under APB No. 25 and FIN 44, variable awards will have stock compensation recognized each period to the extent the market value of the ordinary shares granted exceeds the exercise price. The Company will be subject to variable accounting for grants to employees under the Jupiter Option Plans until all options granted are exercised, forfeited, or expired. At December 31, 2001, 2002 and 2003, the market value of the Company's ordinary shares did not exceed the exercise price and no compensation expense was recognized on such options during the years ended December 31, 2001, 2002 and 2003, respectively.

The Company has accounted for awards granted to directors, corporate auditors and employees of the Company's unconsolidated managed franchises and to other nonemployees, in accordance with SFAS No. 123 and EITF 00-12. As a result of cancellations, options outstanding to directors, corporate auditors and employees of the Company's unconsolidated managed franchises and to other nonemployees were 14,320 ordinary shares, 23,338 ordinary shares and 21,916 ordinary shares at December 31, 2001, 2002 and 2003, respectively. The Company recorded compensation expense related to the directors, corporate auditors and employees of the Company's unconsolidated managed franchises and other nonemployees of ¥101,393 thousand, ¥64,058 thousand and ¥117,359 thousand for the years ended December 31, 2001, 2002 and 2003, respectively, which has been included in selling, general and administrative expense for the Company's nonemployees and in equity in earnings (losses) of affiliates for employees of affiliated companies in the accompanying consolidated statements of operations.

The following table summarizes the activity of the Jupiter Option Plans:

	2001	2002	2003
Outstanding at beginning of the year	129,972	132,712	158,128
Granted	5,398	29,424	40,722
Canceled	(2,658)	(4,008)	(9,210)
Outstanding at end of the year	132,712	158,128	189,640
Weighted average exercise price	¥ 92,000	¥ 92,000	¥ 92,000
Weighted average remaining contractual life	8.7 years	8.0 years	7.4 years
Options exercisable, end of period	—	—	—
Weighted average fair value of options granted	¥ 17,562	¥ 14,604	¥ 18,340

12. Fair Value of Financial Instruments

For financial instruments other than long-term loans, lease obligations and interest rate swap agreements, the carrying amount approximates fair value because of the short maturity of these instruments. Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair value of long-term debt and capital lease obligations at December 31, 2002 and 2003 are as follows (Yen in thousands):

	2002		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt	¥26,537,925	¥25,896,918	¥224,270,195	¥220,114,532
Lease obligation	35,353,162	36,941,731	31,130,629	32,328,048
Interest rate swap agreements	—	—	694,745	694,745

13. Supplemental Disclosures to Consolidated Statements of Cash Flows

	2001	2002	2003
		(Yen in thousands)	
Cash paid during the year for:			
Interest	¥ 2,948,421	¥ 4,696,332	¥ 4,408,426
Income tax	¥ —	¥ —	¥ 378,116
Cash acquisitions of new subsidiaries:			
Fair value of assets acquired	¥ 42,101,359	¥ 20,135,417	¥ —
Liabilities assumed	35,597,996	21,991,647	—
Cash paid, net of cash acquired	¥ 6,503,363	¥ (1,856,230)	¥ —
Property acquired under capital leases during the year	¥ 14,139,744	¥ 10,990,909	¥ 6,057,250

14. Commitments

In connection with the September 1, 2000 acquisition of Titus Communications Corporation ("Titus"), Microsoft and the Company entered into a gain recognition agreement with respect to the Titus shares and assets acquired. The Company agreed not to sell during any 18-month period, without Microsoft consent, any shares of Titus, or sell any of Titus' assets, valued at $35 million or more, in a transaction that would result in taxable income to Microsoft. Microsoft will retain this consent right until the earlier of June 30, 2006 or the date Microsoft owns less than 5% of the Company's ordinary shares and Microsoft has sold, in taxable transactions, 80% of the Company's ordinary shares issued to it in connection with the Titus acquisition.

The Company also entered into an agreement to purchase certain of Microsoft's equity interests in Chofu and all of Microsoft's interests in TU-KA Cellular Tokyo Inc. and TU-KA Cellular Tokai Inc. for approximately $24 million. Additionally, per the shareholder agreement between SC, LMC and Microsoft, the remaining equity interests of Chofu owned by Microsoft, LMC, and SC will be purchased by the Company at the then-current fair market value. The closing of such purchases is intended to take place after a successful IPO of more than 10% of the Company's shares and the listing of such shares on a recognized securities exchange.

The Company has guaranteed payment of certain bank loans of its equity method affiliate investee, CATV Kobe and a cost method investee, Kansai Cable Net, both based on an agreed upon proportionate share of the bank loans among certain of the entities' shareholders, considering each of their respective equity interest. The CATV Kobe guarantee amounts were ¥101,818 thousand, ¥145,455 thousand and ¥143,127 thousand for the years ended December 31, 2001, 2002 and 2003, respectively. The Kansai Cable Net guarantee amounts were ¥715,961 thousand, ¥650,778 thousand and ¥579,404 thousand for the years ended December 31, 2001, 2002 and 2003, respectively. Management believes that the likelihood the Company would be required to perform or otherwise incur any significant losses associated with any of these guarantees is remote.

The Company has committed to purchase approximately ¥3,380,000 thousand of equipment in connection with its expansion of digital services.